SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on September 8, 2006 related to the annual financial statements for the period ended on June 30, 2006.

We address you pursuant to Sec. 62 of the Regulations of Buenos Aires Stock Exchange in order to provide the following information:

1- RESULT FOR THE YEAR	06-30-06	06-30-05
	$	$
Ordinary	32,883,276	76,798,918
Extraordinary	—	—
Income for the year	32,883,276	76,798,918
2- BREAKDOWN OF SHAREHOLDERS’ EQUITY

Outstanding shares	220,604,549	162,784,579
Treasury shares	—
Total Subscribed Capital	220,604,549	162,784,579
Comprehensive capital adjustment	166,218,124	166,218,124
Additional paid-in capital	106,916,990	78,175,196
Appraisal write-ups	—	—
Legal Reserve	11,532,537	7,692,591
Retained earnings	127,243,810	108,200,480
TOTAL SHAREHOLDERS’ EQUITY	632,516,010	523,070,970

Pursuant to section o) of the Regulations aforementioned, we inform that as of year-end, the capital stock of the Company is $220,604,549.- whose share structure is divided in 220,604,549 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote.

Furthermore, we inform that as of June 30, 2006, 173,640,240 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote of the Company are not within the group of principal shareholders, which represent 78.7% of the issued and outstanding capital stock.-

The principal shareholder is Inversiones Financieras del Sur S.A. with 46,829,574 shares, which represent 21.2% of the issued and outstanding capital stock.-

It is worth remembering here that in November 2002, the company issued convertible Notes that also have an option to purchase additional shares. In case that all the holders convert their notes, the number of shares would increase to 270,475,482 shares, and in case that the holders also exercise their options, the number of shares would increase to 321,212,229. If Inversiones Financieras del Sur S.A. exercises the right to convert its notes as the rest of the holders, its holding would increase to 28.2%, namely 76,338,904 shares and if it exercises its options as the rest of the holders its holding would increase to 33.0%, namely 105,848,235 shares.

Below are the main results for the year:

•	During this year we faced for the first time an expansion out of Argentina, as we incorporated and participated in BrasilAgro, a company listed in the Sao Paulo Stock Exchange.

•	BrasilAgro seek to replicate the Company’s business in Brazil, seizing the expertise achieved by our Company in the agricultural business and the outstanding opportunities Brazil offers in its rural business.

•	During the year we continued to be an active party in the sales market, acquiring “San Pedro”, a 6,022 hectares farm with great agricultural potential, in the province of Entre Ríos, with a cost of US$ 16,000,000; and selling “El Gualicho” a 5,727 hectares farm in the province of Córdoba. This operation generated a Ps. 9,900,000 profit due to the difference between its accounting and real value.

•	We acquired a franchise over 160,000 hectares for 60 years, where we will assign 35,000 hectares to agricultural production, which will increase our production in the future.

•	We continue with the expansion of “Los Pozos” farm, adding to the production 8,000 hectares that will be assigned to cattle farming on next fiscal year.

•	As a result of the incorporation of a new dairy farm in “El Tigre” farm, dairy production was increased in a 99% with respect to last fiscal year. We are planning to continue our expansion on this business with the development of a brand new dairy farm in “La Juanita” farm.

•	During the year, our investment in IRSA contributed an income of Ps. 23.4 million to our results.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 8, 2006